UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hammering Hebrew LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Nevada

Date of organization
July 11, 2017

Physical address of issuer
7215 Hillside Ave, 2, Los Angeles, CA 90046

Website of issuer
http://hammervshitler.com/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive Revenue Participation Rights in a principal amount that is equal to 2.0% of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering.

Type of security offered
Revenue Participation Rights

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 8, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 10, 2017

FORM C

Up to $1,070,000.00

Hammering Hebrew LLC

Revenue Participation Rights

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Hammering Hebrew LLC, a Nevada Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Participation Rights of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 7.0% commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing, and Revenue Participation Rights in a dollar amount that is equal to 2.0% of the aggregate dollar amount of all Revenue Participation Rights issued in this Offering.

	Price to Purchasers	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$100,000.00	$7,000.00	$93,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.hammervshitler.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 10, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.hammervshitler.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Hammering Hebrew LLC (the "Company") is a Nevada limited liability company, formed on July 11, 2017.

The Company is located at 7215 Hillside Ave, 2, Los Angeles, CA 90046.

The Company's website is http://www.hammervshitler.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Hammering Hebrew LLC is the company behind the comedy classic, *The Hebrew Hammer*. We are producing the sequel, *The Hebrew Hammer VS Hitler*, to sell to a distribution company and generate revenue.

The Offering

Minimum amount of Revenue Participation Rights being offered	100,000
Total Revenue Participation Rights outstanding after Offering (if minimum amount reached)	100,000
Maximum amount of Revenue Participation Rights	1,070,000
Total Revenue Participation Rights outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 8, 2017
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on securing the budget and then filming the *The Hebrew Hammer VS Hitler* rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the beginning of pre-production, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several months as we expand our cast, begin making crew deals, lock locations and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our cast;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any intellectual property rights;
- The cost and delays in production that may result from changes in the script;
- Sales and marketing efforts to bring the completed film to market;

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our production and post budget or scale down the overall scope of the project. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Nevada on July 11, 2017. Accordingly, this company has no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with the film and entertainment industry.

The Company has no operating experience in the film industry.
Although the Company plans to hire personnel that have experience in the production of films, past experience is no indication of future success or the possible success of *The Hebrew Hammer VS. Hitler*. Furthermore, the Company has not yet entered into employment or consulting arrangements with any of the persons to be associated with *The Hebrew Hammer VS. Hitler*. The failure to retain one or more of the key persons needed to produce *The Hebrew Hammer VS. Hitler* may have an adverse effect on the development and production of *The Hebrew Hammer VS. Hitler* and on the business and financial condition of the Company.

The Company may abandon prematurely The Hebrew Hammer vs. Hitler development, production or distribution.
The Hebrew Hammer VS. Hitler's development, production or distribution may be abandoned by the Company at any stage if further expenditures do not appear commercially feasible. This would result in a loss of some or all of the funds previously expended on the development, production and/or distribution of *The Hebrew Hammer VS. Hitler*, as the case may be, including

funds expended in connection with the development of the screenplay and production of *The Hebrew Hammer VS. Hitler*. Abandonment of *The Hebrew Hammer VS. Hitler* at any stage would have a material adverse impact on the Company and would likely cause Purchasers to lose their entire investment in the Company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of the inherent business risks associated with entertainment companies along with present and future market conditions. Our business currently does not generate any sales and future sources of revenue will be dependent on a distribution deal and the subsequent viewer interest in the film.

The Company may not obtain a completion bond for the Film.
Because *The Hebrew Hammer VS. Hitler's* production budget is expected to be significantly smaller than that of a typical film, the Company may not obtain a completion bond for *The Hebrew Hammer VS. Hitler*. If the Company does not obtain a completion bond, the Company will be at risk that *The Hebrew Hammer VS. Hitler*, once begun, may not be completed. Without a completion bond, if *The Hebrew Hammer VS. Hitler* goes over budget, no assurance can be given that the Company will be able to procure sufficient funds to complete *The Hebrew Hammer VS. Hitler* or if it does procure such funds, that it will be able to do so on terms that are advantageous to the Company. If *The Hebrew Hammer VS. Hitler* is not completed, it will have virtually no monetary value.

The development and commercialization of a feature film is highly competitive.
We face competition with respect to the motion picture we seek to develop and distribute. Our competitors include major production companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing and thus may be better equipped than us to develop and commercialize a feature film. These competitors also compete with us in recruiting and retaining qualified cast and crew.

The Company's success depends on the successful production and distribution of a single film and the Company is unable to diversify its investment to reduce its risk of failure.
The Hebrew Hammer VS. Hitler will be the only film that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of *The Hebrew Hammer VS. Hitler*. Because the Company will have only one asset, *The Hebrew Hammer VS. Hitler*, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of *The Hebrew Hammer VS. Hitler* is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *The Hebrew Hammer VS. Hitler*. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to our short term need of said services. If outsourcing services are interrupted or not performed or the performance is poor, this could impact the overall quality of our film.

If The Hebrew Hammer VS. Hitler is produced, the Company may enter into distribution agreements, which may decrease profits.
The Company may enter into distribution agreements with third parties to distribute *The Hebrew Hammer VS. Hitler* domestically and internationally. These agreements generally provide that the distributor pay a fee up front, and then are entitled to share in the profits of *The Hebrew Hammer VS. Hitler*. Such an arrangement would reduce the amount of profits to the Company from *The Hebrew Hammer VS. Hitler*.

The Hebrew Hammer VS. Hitler will be subject to the risks associated with distribution of films.
The success of any distribution activities will depend on a number of factors over which the Company will have little or no control. Even if *The Hebrew Hammer VS. Hitler* is sold in all territories (both domestic and foreign), there can still be no assurance that *The Hebrew Hammer VS. Hitler* will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, there may not be sufficient funds to repay to the Purchasers the amount of their investment in the Company. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. No assurance can be given that a distributor will not limit *The Hebrew Hammer VS. Hitler's* run, limit the territories in which *The Hebrew Hammer VS. Hitler* is exhibited or otherwise fail to actively promote *The Hebrew Hammer VS. Hitler*. Any such action by the distributor could have a material adverse effect on the economic success of *The Hebrew Hammer VS. Hitler* and revenues received by the Company.

The Company may not be able to attract distributors to distribute the Hebrew Hammer VS. Hitler which could significantly harm the Company's business.
The Hebrew Hammer VS. Hitler has not yet been produced and, accordingly, the Company has not yet made any arrangements for *The Hebrew Hammer VS. Hitler's* distribution. Even if *The Hebrew Hammer VS. Hitler* is produced, no assurance can be given that an agreement with any distributor will ever be entered into or, if entered into, it will be on terms advantageous to the Company. If the Company is unable to attract distributors to distribute *The Hebrew Hammer vs. Hitler* the Company may distribute *The Hebrew Hammer VS. Hitler* through the Internet. If the Company is not able to attract distributors for *The Hebrew Hammer VS. Hitler* or successfully distribute *The Hebrew Hammer VS. Hitler* through the Internet, the Company may not derive significant, if any, revenues from *The Hebrew Hammer VS. Hitler*, which would adversely affect the Company's business and results of operations.

A large portion of film crew across the country are unionized.
Although we expect our future relations with our future employees and contractors to be satisfactory, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. We have not experienced a material labor disruption in our recent history, but there can be no assurance that we will not experience a material labor disruption at one of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition, many of the

employees of our suppliers are represented by labor unions and are subject to collective bargaining agreements. A work stoppage or strike at one of our production facilities, or impacting a supplier of ours or any of our customers could have an adverse impact on us by harming the overall quality of the film.

The Company's success depends on the experience and skill of our director, producers and department head, cast and crew.
The Company intends to locate and retain the best available people that are affordable within the confines of the production budget for our new film. Currently, the Company is dependent on Harrison Huffman, Adam Goldberg, and Jonathan Kesselman who are the Producers, Director and Chief Executive Officer of our Company. The Company intends to enter into employment agreements with Harrison Huffman, Adam Goldberg, and Jonathan Kesselman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Harrison Huffman, Adam Goldberg, and Jonathan Kesselman or any member of the board of managers or its executive officers could harm the Company's business, financial condition, cash flow and results of operations. The unexpected loss of personnel in production of the new film can never be expected or predicted, but such events could adversely impact the production, marketing and distribution of the new film.

Although dependent on certain key personnel, the Company does not currently have any key man life insurance policies on any such people.
The Company is dependent on Harrison Huffman, Adam Goldberg, and Jonathan Kesselman in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Harrison Huffman, Adam Goldberg, and Jonathan Kesselman die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

In general, demand for motion pictures is highly correlated with general economic conditions.
A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we market our new film may adversely our financial results. Because such declines in demand are difficult to predict, we or our competitors may have

increased excess capacity as a result. An increase in excess capacity may result in decline of revenues generated form our new film.

The Hebrew Hammer VS. Hitler may infringe the intellectual property rights of others, and resulting claims against the Company could be costly and require the Company to enter into disadvantageous license or royalty agreements.

Although the Company expects *The Hebrew Hammer VS. Hitler* be an original work, third parties may claim that *The Hebrew Hammer VS. Hitler* infringes their intellectual property rights. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could be time-consuming, result in costly litigation, divert resources and management's attention, cause production delays or require the Company to enter into royalty or license agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of infringement against the Company and the Company's failure or inability to license the infringed rights, the Company's business, operating results and financial condition would be materially and adversely affected. Even if a claim of infringement against the Company is unsuccessful, legal fees incurred in defending the infringement claim likely would cause material harm to the Company and the Company's financial condition, and reduce the amount of net proceeds and cash available for distribution to investors.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances, financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We face risks relating to the competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising to support our new film. Our failure to effectively anticipate

or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position, our business and the financial results of our new film.

Our success depends on consumer acceptance of our new film and we may be adversely affected if our movie fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We are creating *The Hebrew Hammer VS Hitler* feature film. The success of this film depends substantially on consumer tastes and preferences that change in often unpredictable ways. Although we expect to capitalize on the historical success and brand recognition of and love for *The Hebrew Hammer*, the success of *The Hebrew Hammer VS Hitler* film will depend on our ability to create, acquire, market and distribute content that meets the changing preferences of the broad domestic and international consumer market.

The Hebrew Hammer VS. Hitler may not succeed if it receives unfavorable reviews.
The financial success of a film, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *The Hebrew Hammer VS. Hitler*. To the extent that *The Hebrew Hammer VS. Hitler* receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company may become subject to the risks inherent in international sales.
The Company may sell *The Hebrew Hammer VS. Hitler* to foreign distributors for exhibition in their respective territories. Consequently, the value of *The Hebrew Hammer VS. Hitler* rights as determined by such distributors would be dependent upon many factors, including the economic conditions in such distributor's territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may materially and adversely affect the Company. Even if distribution agreements are obtained for certain territories, economic changes in any territory could have a material adverse effect on the ability to complete any transaction.

If *The Hebrew Hammer VS. Hitler* is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict availability of the funds. Additionally, some foreign countries may impose government regulations on the distribution of films that may delay the release, if any, or substantially reduce the distribution of *The Hebrew Hammer VS. Hitler* in such countries.

Risks Related to the Securities

The Revenue Participation Rights do not entitle the Purchasers to a share in any Company revenue other than revenue generated by the The Hebrew Hammer VS Hitler feature film.
If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. This is true even if the Company successfully produces or distributes other films or obtains revenues from other sources since the Revenue Participation Rights only provide a right to share in the revenues of *The Hebrew Hammer VS Hitler* feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film.

Your interest in the Revenue Participation Rights may be diluted by the interests of additional investors who may be brought in to fund the costs of the production of the film.
Your funds will be among the initial funds used to complete the production of the new film. We expect to fund the balance of the film's production budget through the incurrence of debt, among other means. As additional costs are incurred, we may be required to bring in more equity investors to cover those costs. Both the Purchasers participating in this Offering (you) and future investors, if any, who provide additional funding for the movie will share in a share of net proceeds (as that term is defined in the Offering) from the film, if any. Accordingly, your participation in such share of net proceeds could be diluted if more investors receive Revenue Participation Rights in the future. Furthermore, if the cost of producing the film is more than expected, then a significant amount of additional investor funds may be needed and your percentage of revenue share could be significantly diluted.

The Revenue Participation Rights will not be freely tradable until one year from the initial purchase date. Although the Revenue Participation Rights may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Participation Rights. Because the Revenue Participation Rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Participation Rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Revenue Participation Rights may also adversely affect the price that you might be able to obtain for the Revenue Participation Rights in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company is owned by a single owner.
Prior to the Offering, the Company's current sole-owner beneficially owns 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, this owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies.

Some of these persons may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Please see the Executive Summary attached hereto in addition to the following information. The Executive Summary is attached hereto as Exhibit B.

Description of the Business
Hammering Hebrew LLC is the company behind the comedy classic, *The Hebrew Hammer*. We are producing the sequel, *The Hebrew Hammer VS Hitler*, to sell to a distribution company and generate revenue.

The Business Plan
The original *Hebrew Hammer* premiered at the Sundance film festival in 2003 and went on to become a cult classic in the U.S. and abroad after its initial theatrical release in 2003. Before it's theatrical release, the U.S. cable network Comedy Central purchased the original film and played it in heavy rotation for five years, where the film was discovered and loved by fans. Later, Paramount distributed the DVD, and Amazon and Netflix, and other digital platforms distributed it online. Internationally, *The Hebrew Hammer* played in 13 territories.

We plan on tapping into the fan base of the first film, with a highly-anticipated continuation to the Hammer storyline. The sequel will be bigger, "baaader," and even better than the original, with a star-studded cast of contemporary comedians and actors.

Upon completion, *The Hebrew Hammer VS Hitler* will be taken to major film festivals and markets for global distribution.

History of the Business
Hammering Hebrew LLC was formed on July 11, 2017 by Jonathan Kesselman, the sole-member of the Company, for the purpose of developing and producing *The Hebrew Hammer VS Hitler.*

The Company's Products and/or Services

Product / Service	Description	Current Market
The Hebrew Hammer VS Hitler movie*	Sequel to *The Hebrew Hammer*	Fans of the original movie, viewers ranging in age and ethnicity, but due to the films' Judaic references there is a very large Jewish viewer base

*We anticipate a spring 2018 shoot for *The Hebrew Hammer VS Hitler* and for the film to be ready for the market by fall of 2018.

Competition
The Company's primary competitors are comedy movies, specifically Jewish comedy films.

The film industry is a highly competitive market in the U.S. and worldwide. Our first film in this genre, *The Hebrew Hammer* gained cult status over the years and the demand for a sequel has only increased as the original film has grown to have a wider and wider fan base. We feel that with the current political and social climate of both this country and the world, the market for a sequel has grown even beyond the fan base. Advancements in technology and connectivity in the past 15 years will enable us to get our film out to an even larger audience than the original film.

Customer Base
Our customers or viewers broadly range in age and ethnicity, but due to the films' Judaic references there is a very large Jewish viewer base. We reach our customers through third party distribution companies.

Intellectual Property

Licenses
On October 6, 2017, the Company and Content Media Corporation ("Owner") entered into a certain sole and exclusive Option/Purchase Agreement with respect to the motion picture entitled *The Hebrew Hammer* (the "Original Picture") relating to the rights associated with the Original Picture, and the theme, story and plot thereof, the underlying materials thereto, and each and all of the scenes, incidents, situations, words, language, dialogue, characters, character names, choreography, sets, costumes, and each and every part of all thereof (the "Property"). The option period thereunder is for a twelve-month period with an extended option period of six months. Pursuant to such agreement, upon the Company's exercise of the option and payment of the purchase price described below, Content Media Corporation shall sell, grant and assign to Company, all of the following rights in and to the Property:

a. The right to produce a sequel, prequel and remake motion pictures ("Derivative Motion Pictures") based on the Property and to distribute such Derivative Motion Pictures to any and all media outlets worldwide in perpetuity, except free television and fvod productions, including but not limited to made for television motion pictures.

b. The right to produce sound records related to the Derivative Motion Pictures including the exclusive remake motion picture synchronization rights, subject to any third-party agreements.

c. The right to adapt, use, and modify any element of the Property in any manner it may, in its uncontrolled discretion, deem advisable. It shall have the right to utilize on a gratis basis up to five (5) minutes of footage or sounds recordings from the Original Picture in the aggregate on a gratis basis, subject to it obtaining all other authorizations, consents and releases from all third parties.

d. The right to broadcast any part of any motion picture or sound record produced thereunder by radio or television or otherwise, by any medium, in any language.

e. The right to produce and publish as serials or otherwise, details and summaries from any Derivative Motion Picture produced pursuant to the terms of the agreement.

f. The right to write and prepare plans, specifications, and designs for motion pictures and sound records produced hereunder, and to produce any music and wording based on or adapted from the Property.

g. The right to manufacture, sell, and distribute any merchandise which specifically makes reference to and are based upon or adapted from any Derivative Motion Picture produced thereunder, and the right to make trade deals and commercial tie-ups of all kinds including all and exclusive computer-assisted-media and so-called "interactive" rights.

h. The right to copyright and trademark any works created thereunder in Purchaser's own name and to distribute and broadcast such works worldwide in perpetuity.

i. The right to distribute and exhibit any Derivative Motion Pictures under any other title that Purchaser may deem proper in its discretion and to adapt and translate any subtitles of the Property for such motion pictures.

j. The exclusive right to authorize and license others to exercise and exploit any of the granted rights described therein.

k. The exclusive right to advertise and distribute trailers and previews of the motion picture by any form of media.

l. The right to all prior and future versions of the Property, whether written by Owner or by any successor-in-interest of Owner, excluding all current versions and thereafter created versions of the Original Picture.

m. All of Owner's right, title, and interest in and to the Property's underlying rights documents theretofore or thereafter executed in favor of the Owner and any predecessor thereto, insofar as said documents grant any of the rights, privileges, and property granted to Purchaser together with representations, warranties, and agreements made by any third party pertaining to such rights.

The Company may exercise the Option at any time during the Option Period giving notice to Owner and paying Owner a cash fee of $15,000.00. If the all-inclusive cost of the picture ("Direct Cost Budget") is greater than $3,000,000.00, the Company shall pay an additional five percent (5%) of the difference between the Direct Cost Budget and $3,000.000.00, payable on or before the first day of principal photography of the picture. If the Company elects to exercise the Option prior to the Direct Cost Budget being finalized, the purchase price shall be $15,000.00 and the Company shall pay Owner the difference between this amount and the final purchase price based on the above calculation by no later than the first day of principal photography of the Original Picture.

Governmental/Regulatory Approval and Compliance
We are not subject to any material governmental regulations.

Litigation
None.

Other
The Company's principal address is 7215 Hillside Ave, 2, Los Angeles, CA 90046.

Because this Form C focuses primarily on information concerning the Company and the new movie rather than the motion picture industry, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	0%	$0	3.404%	$36,425
Intermediary Fees	7.00%	$7,000	7.00%	$74,900
Related Party Debt	9.175%	$9,175	0.857%	$9,175
Pre-Production	3.825%	$3,825	9.299%	$99,500
Production	50.00%	$50,000	46.729%	$500,000
Post-Production	30.00%	$30,000	32.71%	$350,000
Total	**100.00%**	**$100,000**	**100.0%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Revisions to the script during pre-production may require funds to be categorically adjusted to cover the new costs associated with the script revisions.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan Kesselman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Producer and Director, July 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jonathan launched his career writing and directing *The Hebrew Hammer* in 2003. His latest feature film, “Jimmy Vestvood: Amerikan Hero,” starring Maz Jobrani and John Heard, had its world premiere at the 2014 Austin Film Festival and won both the Comedy Vanguard award and Audience Award. “Jimmy” was released theatrically in the U.S. on May 13, 2016 and ran for

five months across the country. “Jimmy” has since been picked up for distribution around the world and had its cable release on Showtime in 2017. Most recently, Jonathan wrote and directed second unit (responsible for shooting secondary footage) for Oscar®-winning director Ang Lee on the 2016 film “Billy Lynn’s Long Halftime Walk.” Jonathan has been a screenwriter for 20th Century Fox, Paramount Pictures, Nickelodeon, Disney, Disney XD, Sony Pictures, Blue Sky Studios™, MTV, Comedy Central, the Irish Film Board, and WWE®. He has also worked as a commercial director with clients such as Nintendo®, Red Mango®, Irish Rail, DDB RX, American Media Inc., and the Mr. Olympia contest. His short film work includes several exclusives for Funny or Die, including “Arts & Crafts,” starring Josh Cooke and Rob Benedict; “Roasted: America Under the Influence”; “Sexy Daddy,” starring Dave Foley and written by Dave and Kevin McDonald of the sketch comedy group The Kids In The Hall; and “Realistic Black Mirror,” written by Rob Kutner and starring Henry Zebrowski and Adam Pally. Jonathan taught Writing Comedy for Film and Television at Yale University. Born and raised in Los Angeles, Jonathan received his bachelor’s degree from the University of Colorado, graduating Magna Cum Laude in Psychology with an emphasis in Neuroscience. He received his master’s degree in Film Production from the University of Southern California School of Cinema/Television in 2001.

Screenwriter, The Irish Film Board, September 2014-Present
Writer/Director/Producer, The Worldwide Media Conspiracy, 2013-Present

Education
University of Colorado, BA, Psychology
University of Southern California School of Cinema/Television, Master’s degree in Film Production

---

Name
Adam Goldberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Producer & Actor, July 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Since his career-launching role in Richard Linklater's classic film “Dazed and Confused” in 1992, Adam has managed to bounce with ease between roles in blockbusters, Oscar® winners, sleeper independent films, and television series alike. Notably, he was featured in Steven Spielberg's “Saving Private Ryan,” starring Tom Hanks; Ron Howard's “A Beautiful Mind”; Linklater's “Waking Life”; Gregory Widen's “The Prophecy,” starring Christopher Walken; George Miller's “Babe: Pig in the City”; Tony Scott’s “Déjà Vu,” opposite Denzel Washington and Jim Caviezel; and Jonathan Kesselman's *The Hebrew Hammer*. Adam had three independent films open in 2016: “Rebirth” (available on Netflix), “Between Us,” and “Once Upon a Time in Venice.” Goldberg is also a filmmaker in his own right, having written, directed, coedited, produced, and starred in his first film, "Scotch and Milk," which made its debut in 1998 at the Los Angeles Independent Film Festival. The film went on to be shown at festivals worldwide and was featured on the Sundance Channel series "10 Best Films You May Never Have Seen.” He co-wrote and directed his second feature, "I Love Your Work," which was produced through his production company and released by Think Film in 2005. Goldberg also composed the film's

original music with The Flaming Lips' Steven Drozd. In addition, he directed, coedited, and produced the comic documentary short "Running with the Bulls" for the Independent Film Channel and has directed several music videos. “No Way Jose,” his third feature as a filmmaker, which he wrote, directed, produced, and starred in, was released in the summer of 2015. On television, he most recently co-starred in TV Land's “The Jim Gaffigan Show” alongside Jim Gaffigan, Ashley Williams, and Michael Ian Black.

Education
N/A

Name
Harrison Huffman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Producer, July 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Harrison has collaborated with some of the most acclaimed and successful filmmakers in the world, including Ang Lee, Peter Berg, Spike Lee, and Rob Reiner. He was born and raised in Houston, Texas, and went on to study Cinematography at Stephen F. Austin State University. Some of his film credits include “Bad Moms,” “Pitch Perfect,” “Mudbound,” “Deepwater Horizon,” and the upcoming “Assassination Nation.”

Education
Stephen F. Austin State University 2006-2009, BFA, Cinematography and Film/Video Production

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100% LLC Membership Interests
Voting Rights	Jonathan Kesselman, who owns 100% of Hammering Hebrew LLC, has complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Revenue Participation Rights issued pursuant to Regulation CF	The Revenue Participation Rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. The Revenue Participation Rights also do not constitute equity shares in the Company and thus do not affect, nor are they affected by, the current ownership structure in any way.
Percentage ownership of the Company by the holders of such Securities.	100.00%

Indebtedness
Except as described below, the Company does not have any indebtedness outstanding as of the date of this Form C.

The Company has borrowed an aggregate of $8,674.82 from related parties as described in the "Loans" section on pages 32 and 33. The loan proceeds were used to fund the promotional video for the crowdfunding campaign, the Form C Filing, legal and accounting expenses. These loans are interest free. The loans will be repaid out of the proceeds of this offering.

Valuation
This Offering is for Revenue Participation Rights in the new film, *The Hebrew Hammer VS Hitler*, and there is no value ascribed to the Revenue Participation Rights in this Offering.

Ownership
The Company is solely owned by Jonathan Kesselman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jonathan Kesselman	100.0%

The Purchasers are purchasing Revenue Participation Rights. These rights will entitle the Purchasers to participate in a share of the revenues from the new film. The Purchasers are not acquiring membership interests or other equity interests in the Company and will not own any percentage of the Company following the Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Hammering Hebrew LLC is a new company and no revenue or expenses have occurred at this point. We expect to generate revenue through the sale of the film.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following:
-Social Media / Marketing Campaign to generate interest in the film;
-Securing an amazing cast;
-Putting together a professional and cohesive filming crew;
-Achieving the vision of Director and Producers while living within the constraints of the budget;
-Submitting the film to top tier film festivals;
-Set up sales meetings with agents; and
-Ultimately sell the film and take a percentage of the distribution profits.

Liquidity and Capital Resources

The proceeds of the Offering are not necessary to the existing operations of the Company, but will be necessary for the Company to execute its business plan to produce, market, and distribute the *Hebrew Hammer VS Hitler* motion picture.

The proceeds of the Offering will be necessary for the Company to commence production of the new *Hebrew Hammer VS Hitler* film, and thereafter for marketing and distribution of the new film. However, the proceeds of the Offering will not be enough to complete production, marketing, and distribution of the new film. The Company will require additional financing in excess of the proceeds from the Offering in order to meet the budget for production of its new film, and thereafter for marketing and distribution of the new film. The estimated budget for the production, marketing, and distribution of the film is $3 million. The Company in its sole discretion will explore all options to complete the financing for the new film, including but not limited to debt financing, tax incentives for production services in certain locations, deferments of certain costs and production expenses, and additional equity financing. There can be no assurance that the Company will be able to raise these additional funds on acceptable terms, if at all.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 Revenue Participation Rights for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 8, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and will seek reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a

subsequent closing and the Purchaser will receive Securities via electronic certificates/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The Intermediary will be entitled to receive a cash fee consisting of a 7.0% commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive Revenue Participation Rights in a principal amount that is equal to 2.0% of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

Below is a summary of the Revenue Participation Rights offered in this Offering for your convenience only and should not be relied upon. We request that you please review the Financing Agreement included with this Form C as Exhibit C for the complete description of these rights.

The Revenue Participation Rights
At the initial closing of this offering (if the minimum amount is sold), the only securities that will be outstanding are our membership interests and the Revenue Participation Rights that we sell in this offering.

The material terms of the Revenue Participation Rights are as follows:

The Revenue Participation Rights are being created through the entry by the Purchaser and the Company into a Financing Agreement. Under the Financing Agreement, the Purchaser is agreeing to provide funds to the Company for the purpose of producing, completing and delivering the motion picture presently entitled *The Hebrew Hammer VS Hitler,* (the "Picture"), which will be produced by the Company.

Pursuant to the Financing Agreement, the Company agrees to be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g., crowdfunding revenues, loans, etc.)

(together, the "Additional Funds") from third party equity financiers (the "Additional Equity Financiers") and other sources (together, the "Additional Financiers").

The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:

- First, one hundred percent (100%) of Adjusted Gross Proceeds will be paid to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchaser Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Purchaser has received an amount equal to one hundred fifteen percent (115%) of the Purchaser Funds and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds; and

- Following such time, if ever, as Purchaser has recouped an amount equal to one hundred fifteen percent (115%) of the Purchaser Funds and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds," and shall be paid as follows:

    - (a) fifty percent (50%) to the Company ("Producer's Net Proceeds"); and

    - (b) fifty percent (50%) to the Purchaser and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchaser Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis.

    - All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

For purposes of the Financing Agreement, "Gross Proceeds" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, merchandising or from any other sources derived from the Picture, now known or hereafter devised, worldwide, in perpetuity. The following amounts are not included in Gross Proceeds:

- The costs of deliverables paid by a distributor of the Picture;

- Any amounts used to fund production costs of the Picture;

- Any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

- Tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

The Financing Agreement defines "Adjusted Gross Proceeds" as Gross Proceeds remaining after deduction of the following:

- Third party sales agent and producer representative fees and expenses;
- Actual, third party, out of pocket amounts incurred by or on behalf of the Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;
- Ongoing third party accounting costs and expenses actually incurred by or on behalf of the Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;
- Actual, third party, out of pocket expenses incurred by or on behalf of the Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture);
- Actual, third party, out of pocket expenses incurred in connection with the existence and management of the Company (e.g., taxes, accounting fees, filing fees, etc.);
- Any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between the Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts required to be withheld by law;
- Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;
- Any actual, third party, out of pocket costs incurred by or on behalf of the Company or its affiliates in connection with enforcement of the Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;
- Any amounts used to repay loans received in connection with the production of the Picture;
- Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and
- Any reasonable reserve amounts, as determined by the Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the Picture.

The Purchasers are only entitled to a return on their investment from the revenues of the Picture. They will not be entitled to any return on their investment from other revenues generated by the Company. Specifically, the Purchasers will not be entitled to any share in the revenue of any other feature films produced and distributed by the Company.

Voting and Control
The Securities do not grant you ownership rights in the *Hammering Hebrew* motion picture. Instead, Revenue Participation Rights grant you certain rights to participate in revenues generated from the distribution and sale of the new film. The Securities have no voting rights.

The Company's sole-member, Jonathan Kesselman, has the authority to make Company appointments, including appointment of the Company's Managers and its Officers.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Revenue Participation Rights.

Other Classes of Securities of the Company
On October 9, 2017, the Company and its sole-member entered into the Limited Liability Company Operating Agreement of Hammering Hebrew LLC (the "Company Operating Agreement"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons and key personnel:

Loans

Related Person/Entity	Harrison Huffman
Relationship to the Company	Producer of *Hebrew Hammer VS Hitler*
Total amount of money involved	$2,462.06
Benefits or compensation received by related person	Reimbursement of money spent out of pocket for promo video
Benefits or compensation received by Company	Promotional video for Indiegogo crowdfunding campaign
Description of the transaction	Cost of promotional video for the crowdfunding campaign and formation of Hammering Hebrew LLC.

Terms of Repayment	Principal shall be payable upon demand.

Related Person/Entity	Jonathan Kesselman
Relationship to the Company	Chief Executive Officer, Sole-Member
Total amount of money involved	$1,559.76
Benefits or compensation received by related person	Reimbursement of money spent out of pocket for promo video
Benefits or compensation received by Company	Promotional video for Indiegogo crowdfunding campaign
Description of the transaction	Cost of promotional video for the crowdfunding campaign
Terms of Repayment	Principal shall be payable upon demand.

Related Person/Entity	State of Things, Inc.
Relationship to the Company	Chief Executive Officer
Total amount of money involved	$5,153.00
Benefits or compensation received by related person	Reimbursement of money spent out of pocket for promo video
Benefits or compensation received by Company	Promotional video for Indiegogo crowdfunding campaign
Description of the transaction	Cost of promotional video for the crowdfunding campaign plus the cost of this Form C Filing, legal and accounting expenses
Terms of Repayment	Principal shall be payable upon demand.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor disqualifications under any relevant US securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jonathan Kesselman
(Signature)

Jonathan Kesselman
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jonathan Kesselman
(Signature)

Jonathan Kesselman
(Name)

Chief Executive Officer
(Title)

10/11/17
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Executive Summary
Exhibit C	Financing Agreement
Exhibit D	Subscription Agreement
Exhibit E	Investor Pitch Deck
Exhibit F	Video Transcript 1
Exhibit G	Video Transcript 2

EXHIBIT A

Financial Statements

Hammering Hebrew, LLC

Financial Statements

(With Independent Accountants' Review Report Thereon)

July 31, 2017

BAUER & COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
Hammering Hebrew, LLC:

We have reviewed the accompanying financial statements of Hammering Hebrew, LLC (the "Company"), which comprise the balance sheet as of July 31, 2017, and the related statements of operations, changes in members' equity and cash flows for the period from July 11, 2017 ("Inception") through July 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
September 2, 2017

Hammering Hebrew, LLC
Balance Sheet
July 31, 2017
(unaudited)

Assets		
Cash and cash equivalents	$	-
Total assets	$	-
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Members' equity		
Members' equity		-
Total members' equity		-
Total liabilities and members' equity	$	-

See accompanying notes to the financial statements and independent accountants' review report.

Hammering Hebrew, LLC
Statement of Operations
For the period from Inception (July 11, 2017) through July 31, 2017
(unaudited)

Revenues	$	-
Operating expenses		
General and administrative		-
Total operating expenses		-
Income (loss) before income taxes		-
Income tax expense		-
Net income (loss)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

Hammering Hebrew, LLC

Statement of Changes in Members' Equity

For the period from Inception (July 11, 2017) through July 31, 2017

(unaudited)

Balance at July 11, 2017 (unaudited)	$	-
Member contributions		-
Net income (loss)		-
Balance at July 31, 2017 (unaudited)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

Hammering Hebrew, LLC
Statement of Cash Flows
For the period from Inception (July 11, 2017) through July 31, 2017
(unaudited)

Cash flows from operating activities:	
Net income (loss)	$ -
Net cash provided by (used in) operating activities	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Net cash provided by (used in) financing activities	-
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental disclosure of cash flow information	
Income taxes paid	$ -
Interest paid	$ -

See accompanying notes to the financial statements and independent accountants' review report.

Hammering Hebrew, LLC
Notes to the Financial Statements
July 31, 2017
(unaudited)

Note 1 - Nature of Business

Hammering Hebrew, LLC ("the Company") was incorporated under the laws of the state of Nevada on July 11, 2017.

The Company was formed for the development and production of a motion picture entitled 'The Hebrew Hammer VS Hitler,' the sequel to the, 'The Hebrew Hammer.' The Motion Picture is intended to be available for distribution in the worldwide theatrical, home entertainment, digital, television and other markets

The Company has no operations since July 11, 2017 ("Inception") through July 31, 2017.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Note 3 - Significant Accounting Policies *(continued)*

Revenue recognition
Revenue is recognized from the distribution of the feature film in theaters and in post-theatrical markets such as home entertainment, digital, pay and free broadcast television, as well as other ancillary markets.

Income taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
Management of the Company has evaluated subsequent events through September 2, 2017, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Note 4– Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company’s financial position, results of operations or cash flows.

Risk management
The Company maintains various forms of insurance that the Company’s management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 5 – Subsequent Events

On July 27, 2017, the Company entered into an agreement with Democracy VC, LLC (“the Portal”) to offer up to $1,070,000 of financial interests through a film financing agreement to eligible investors electronically through the Portal’s website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

EXHIBIT B

Executive Summary


The
Hebrew
Hammer
vs
HITLER

Company: Hammering Hebrew LLC

Market: Film

Product: **“**The Hebrew Hammer vs. Hitler”

Company Highlights

- From the creator of the cult classic “The Hebrew Hammer” comes the sequel “The Hebrew Hammer vs. Hitler”
- Film will star Adam Goldberg as the Hebrew Hammer and Judy Greer as Esther
- Writer and director of the original movie, Jonathan Kesselman, wrote and will produce and direct the sequel

PERKS

**You are investing in revenue participation rights in this offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks. Travel and related expenses are not included unless otherwise stated. Shipping, where applicable, is included for domestic and international addresses.*

$100: Digital download

$500: Signed posters from director and cast

$1,000: Adam Goldberg will record personalized outgoing “Shabbat Shalom Motherf***ers” messages

$2,500: Set visit where you can call “Action” or “Cut” during a take

$5,000: 2 invitations to the wrap party where you’ll get put into a chair (a la a bar mitzvah or Jewish wedding) and celebrated for your greatness

$10,000: Be an extra in a scene

$20,000: Co-Producer film credit

$35,000: Executive Producer film credit

Opportunity


The mensch in black is back...
The Hebrew Hammer
VS HITLER
and this time he's making history.*
* pending any lower back issues

Nearly 15 years after the cult classic "The Hebrew Hammer" premiered around the world, the highly awaited sequel, entitled "The Hebrew Hammer vs. Hitler," is now set to begin production in 2018. Filmmaker Jonathan Kesselman – the writer and director of the first movie – has secured the rights to the second film in the "Hebrew Hammer" franchise. Kesselman wrote and will produce and direct the follow-up movie. The cast is expected to include Adam Goldberg, reprising his role as the Hebrew Hammer and Judy Greer, returning as his wife, Esther. The company, Hammering Hebrew LLC, is raising funds to produce the movie and expects to begin filming in the second half of 2018.



Producer and lead actor Adam Goldberg (left) and producer, writer, and director Jonathan Kesselman (right)

Synopsis

The second film plans to be both bigger and funnier than the first, adding a time travel twist to the plot. Think of it as "History of The World" meets "Bill & Ted's Excellent Adventure." In the new film, the superhero Hebrew Hammer is now married and enjoying the good life in suburbia. But the Hammer is forced to dust off his black leather costume to confront a new menace: a time-traveling Hitler intent on altering key moments in Jewish history to the detriment of the Jews. When Hitler gets his hand on Time Sukkah technology™ and begins rewriting Jewish history, Mordechai Jefferson Carver (a.k.a. The Hebrew Hammer) and Mohammed Ali Paula Abdul Rahim (a.k.a. Mo) set out through time to stop him. Can the Hammer and Mo prevent Hitler from un-inscribing the Jewish people from the book of life?





The Hebrew Hammer Franchise


COMEDY CENTRAL presents
THE HEBREW HAMMER
PART MAN. PART STREET. 100% KOSHER.
"...wickedly funny..." Steven Rea, The Miami Herald
"...hysterical... a four-Oy rating..." Matthew Gilbert, The Boston Globe

The Jewxploitation franchise, which plays on 1970s Blaxploitation film stereotypes, has pushed racial and cultural buttons while encouraging viewers to embrace Jewish empowerment. In the original movie, the Hebrew Hammer, played by Adam Goldberg, is on a mission to rescue Hanukkah after Santa Claus's son, played by Andy Dick, takes control of it. The film made the classic holiday movie lists of Vanity Fair[i] and The New York Times[ii] and was listed by the Boston Globe as one of the all-time top holiday movies.[iii] Time magazine also cited its villain as one of the Top 10 Bad Santas.[iv] The original film made its world premiere at the Sundance Film Festival in 2003. The film later screened at a number of international festivals before being picked up for theatrical distribution (December 2003) by Strand Releasing in conjunction with Comedy Central and Paramount Home Video. The movie was aired on Comedy Central for five years after the television rights were sold to the major cable network, followed by digital distribution on Amazon, Netflix, and Hulu.

Remainder of page intentionally left blank

Anticipated Cast



Adam Goldberg as the Hebrew Hammer



Judy Greer as Esther

EXECUTIVE TEAM


AUSTIN FILM FESTIVAL

Jonathan Kesselman, President, Producer, and Director: Jonathan launched his career writing and directing “The Hebrew Hammer” in 2003. His latest feature film, “Jimmy Vestvood: Amerikan Hero,” starring Maz Jobrani and John Heard, had its world premiere at the 2014 Austin Film Festival and won both the Comedy Vanguard award and Audience Award.[v] “Jimmy” was released theatrically in the U.S. on May 13, 2016 and ran for five months across the country. “Jimmy” has since been picked up for distribution around the world and had its cable release on Showtime in 2017. Most recently, Jonathan wrote and directed second unit (responsible for shooting secondary footage) for Oscar®-winning director Ang Lee on the 2016 film “Billy Lynn’s Long Halftime Walk.” Jonathan has been a screenwriter for 20th Century Fox, Paramount Pictures, Nickelodeon, Disney, Disney XD, Sony Pictures, Blue Sky Studios™, MTV, Comedy Central, the Irish Film Board, and WWE®. He has also worked as a commercial director with clients such as Nintendo®, Red Mango®, Irish Rail, DDB RX, American Media Inc., and the Mr. Olympia contest. His short film work includes several exclusives for Funny or Die, including “Arts & Crafts,” starring Josh Cooke and Rob Benedict; “Roasted: America Under the Influence”; “Sexy Daddy,” starring Dave Foley and written by Dave and Kevin McDonald of the sketch comedy group The Kids In The Hall; and “Realistic Black Mirror,” written by Rob Kutner and starring Henry Zebrowski and Adam Pally. Jonathan taught Writing Comedy for Film and Television at Yale University. Born and raised in Los Angeles, Jonathan received his bachelor’s degree from the University of Colorado, graduating Magna Cum Laude in Psychology with an emphasis in Neuroscience. He received his master’s degree in Film Production from the University of Southern California School of Cinema/Television in 2001.



Adam Goldberg, Producer, Actor: Since his career-launching role in Richard Linklater's classic film "Dazed and Confused" in 1992, Adam has managed to bounce with ease between roles in blockbusters, Oscar® winners, sleeper independent films, and television series alike. Notably, he was featured in Steven Spielberg's "Saving Private Ryan," starring Tom Hanks; Ron Howard's "A Beautiful Mind"; Linklater's "Waking Life"; Gregory Widen's "The Prophecy," starring Christopher Walken; George Miller's "Babe: Pig in the City"; Tony Scott's "Déjà Vu," opposite Denzel Washington and Jim Caviezel; and Jonathan Kesselman's "The Hebrew Hammer." Adam had three independent films open in 2016: "Rebirth" (available on Netflix), "Between Us," and "Once Upon a Time in Venice." Goldberg is also a filmmaker in his own right, having written, directed, coedited, produced, and starred in his first film, "Scotch and Milk," which made its debut in 1998 at the Los Angeles Independent Film Festival. The film went on to be shown at festivals worldwide and was featured on the Sundance Channel series "10 Best Films You May Never Have Seen." He co-wrote and directed his second feature, "I Love Your Work," which was produced through his production company and released by Think Film in 2005. Goldberg also composed the film's original music with The Flaming Lips' Steven Drozd. In addition, he directed, coedited, and produced the comic documentary short "Running with the Bulls" for the Independent Film Channel and has directed several music videos. "No Way Jose," his third feature as a filmmaker, which he wrote, directed, produced, and starred in, was released in the summer of 2015. On television, he most recently co-starred in TV Land's "The Jim Gaffigan Show" alongside Jim Gaffigan, Ashley Williams, and Michael Ian Black.



Harrison Huffman, Producer: Harrison has collaborated with some of the most acclaimed and successful filmmakers in the world, including Ang Lee, Peter Berg, Spike Lee, and Rob Reiner. He was born and raised in Houston, Texas, and went on to study Cinematography at Stephen F. Austin State University. Some of his film credits include "Bad Moms," "Pitch Perfect," "Mudbound," "Deepwater Horizon," and the upcoming "Assassination Nation."

USE OF PROCEEDS AND DISTRIBUTION

Use of Proceeds

Hebrew Hammer plans to use the majority of the proceeds from this round on production costs. If the minimum $100,000 is raised, the majority of proceeds will be spent on production ($50,000) and postproduction ($30,000). If the maximum $1,070,000 is raised, the majority of proceeds will be spent on production ($500,000), postproduction ($350,000), and preproduction ($99,500). The Company has the discretion to alter the use of proceeds as it deems necessary.


Projected Expense Breakdown by Amount Raised
$100,000 Raised
$7,000
$9,175
$3,825
$30,000
$50,000
Intermediary Fees
Related Party Debt
Pre-Production
Production
Post-Production
$1,070,000 Raised
$36,425
$74,900
$9,175
$99,500
$350,000
$500,000
General Marketing
Intermediary Fees
Related Party Debt
Pre-Production
Production
Post-Production

The proceeds of the Offering will not be enough to complete production, marketing, and distribution of the new film. The Company will require additional financing in excess of the proceeds from the Offering in order to meet the budget for production of its new film, and thereafter for marketing and distribution of the new film. The estimated budget for the production, marketing, and distribution of the film is $3 million.

Anticipated Distribution Schedule

Filming is planned to begin in Q2 2018 and distribution is planned for Q4 2018.


2017 - Q2
2017 - Q3
2017 - Q4
2018 - Q1
2018 - Q2
2018 - Q3
2018 - Q4
2019 - Q1
2019 - Q2
APR MAY JUN JUL AUG SEPT OCT NOV DEC JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN
PRE-PRODUCTION
PRODUCTION
POST-PRODUCTION
FESTIVAL / DISTRIBUTION
PROMO SHOOT / EDIT & DUE DILIGENCE
INDIEGOGO CAMPAIGN
ADDITIONAL FUNDRAISING
SOFT/HARD PREP
SHOOT
EDITORIAL
DI / LOCK
MARKETING CAMPAIGN
FESTIVAL SUBMISSIONS
SALES AGENT / BUYER'S SCREENINGS
DISTRIBUTION DEAL MEETINGS / REVENUE STREAM

The global film industry is projected to reach nearly $50 billion in 2020.[vi] In 2016, the global box office reached $38.6 billion in ticket sales, up 1% from 2015. The U.S./Canada box office ($11.4 billion) grew 2% while the international box office ($27.2 billion) was flat year over year. Over 1.3 billion tickets were sold last year in the U.S./Canada market, with more than two-thirds (71%) of the U.S./Canada population – or 246 million people – going to see a movie at least once in 2016.[vii]


Global Box Office – All Films (US$ Billions)
International
U.S./Canada
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$34.7
$35.9
$36.4
$38.4
$38.6
23.9
(69%)
25.0
(70%)
26.0
(72%)
27.3
(71%)
27.2
(71%)
10.8
10.9
10.4
11.1
11.4
2012
2013
2014
2015
2016

Within the U.S. film industry, independent films or television programs represent 70% of all film production. There are at least 500 independent films or shows produced each year, generating more than $4 billion in annual revenue.[viii] With the proliferation of steaming and subscription services, festival independent films are granted more distribution (be it box office or digital platforms) and are therefore more accessible to consumers. In 2015, 105 of 125 feature films at Sundance received some form of distribution opportunity, up significantly from only 12 feature films in 2010.[ix]

COMPARABLES

The Hebrew Hammer: "The Hebrew Hammer" was produced by Intrinsic Value Films and released theatrically in December of 2003 after premiering at the Sundance Film Festival in 2003. This film is about Mordechai Jefferson Carver (Adam Goldberg), an Orthodox Jewish man, who goes on a mission to save Hanukkah after Santa Claus's evil son (Andy Dick) launches a campaign to eradicate the Jewish holiday. The film grossed $82,157 in U.S. box offices across eight theatres[x] and was estimated to cost $1.3 million to produce.[xi] Comedy Central then purchased exclusive television rights for five years.[xii] The film was also sold to a large number of foreign territories for theatrical and DVD release including the UK, Europe, Canada, South America, Australia, Israel, and Africa. The film was distributed by Strand Releasing.

Black Dynamite: "Black Dynamite" is an American Blaxploitation action comedy taking place in the 1970s that centers around a former CIA agent (Michael Jai White) who must avenge his brother's death while cleaning the streets of a new drug that has ravaged the community. Released in October of 2009 for two weeks, the film earned $243,000 domestically and $54,000 internationally in box office sales across 70 movie theatres.[xiii] The film

was distributed by Apparition, known for distribution of art house and cutting-edge films. The filming for "Black Dynamite" was executed in 22 days on a budget of $2.9 million.[xiv] An animated spin-off was produced for Cartoon Network's Adult Swim in 2012.[xv]

Look Who's Back: Based on the novel of the same title, "Look Who's Back" ("Er ist wieder da" in its original German) is a German satirical dark comedy film that was released in October of 2015. It is a story of Adolf Hitler (Oliver Masucci) waking up in the 21st century and retaining his Nazi perspective in modern day. The film features unscripted scenes of his interactions with ordinary Germans as well as scripted storyline sequences. The film had an estimated budget of €2.9 million ($3.3 million)[xvi] and grossed over $21 million in German box office sales and nearly $4 million internationally.[xvii] The film was produced by Mythos Film and distributed by Constantin Film. "Look Who's Back" is now available for home streaming on Netflix in the U.S., Spain, and Turkey.[xviii]

Inglourious Basterds: Directed by Quentin Tarantino, "Inglourious Basterds" is a dark comedy film about a group of Jewish U.S. soldiers (featuring Brad Pitt and Eli Roth) who plan to assassinate Nazi Germany's political leadership and how these plans coincide with those of a French Jewish cinema proprietor (Melanie Laurent). Released in August of 2009 by distributor Weinstein Company, "Inglourious Basterds" generated over $120 million in domestic box office sales and over $200 million in international sales. The film had a production budget of about $70 million.[xix] This film won awards at the Oscars, Golden Globe Awards, BAFTA Awards, Screen Actors Guild Awards®, and several others in 2010.[xx]

Bill & Ted's Excellent Adventure: In the 1989 comedy film "Bill & Ted's Excellent Adventure," two underachievers, Bill (Alex Winter) and Ted (Keanu Reeves), must complete a history project to prevent failing out of school. They travel through time using a time machine to assemble various historical figures needed to complete their report and keep from being sent to military school. The film was produced by De Laurentiis Entertainment Group and was distributed by Orion Pictures. Opening in 1,321 theatres, the film earned $40 million in total gross sales [xxi], with an estimated production budget of $10 million.[xxii] "Bill & Ted's Excellent Adventure" gave rise to a sequel entitled "Bill & Ted's Bogus Journey" and a potential third film.[xxiii]

INVESTMENT TERMS

Security Type: Revenue Participation Rights
Round Size: Min: $100,000 Max: $1,070,000
Interest Rate: Adjusted gross proceeds sharing agreement which provides the investors (along with any others who purchase revenue participation rights in this offering, future offerings, or previous offerings) 100% of the Company's adjusted gross proceeds up to the repayment amount of 115% of their investment, and 50% of any remaining adjusted gross proceeds thereafter.

The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:

- First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Purchasers have received an amount equal to one hundred fifteen percent (115%) of the Purchasers' financing contributions and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds; and
- Following such time, if ever, as the Purchasers have recouped an amount equal to one hundred fifteen percent (115%) of the Purchasers' financing contributions and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, then

any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows:

a. fifty percent (50%) to Producer ("Producer's Net Proceeds"); and
b. fifty percent (50%) to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis.
c. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

For purposes of the Financing Agreement, "Gross Proceeds" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media derived from distribution of the Picture, now known or hereafter devised, worldwide, and throughout the length of the copyright to the Picture. The following amounts are not included in Gross Proceeds:

- The costs of deliverables paid by a distributor of the Picture
- Any amounts used to fund production costs of the Picture
- Any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and
- Tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

The Financing Agreement defines "Adjusted Gross Proceeds" as Gross Proceeds remaining after deduction of the following:

- Third party sales agent and producer representative fees and expenses;
- Actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;
- Ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;
- Actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture);
- Actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.);
- Any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts required to be withheld by law;
- Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;
- Any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

- Any amounts used to repay loans received in connection with the production of the Picture;
- Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) or production costs payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and
- Any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the Picture.

THE HEBREW HAMMER PRESS

Salon: "The Hebrew Hammer": The Baddest Jew in the Whole Damn Town!
UPROXX: UPROXX Interview: 'Hebrew Hammer' Director Jonathan Kesselman Explains The Chanukah Movie Void
PCMag: The Best Christmas Movies Streaming Right Now
Sonoma Index-Tribune: Festival of Lights… Camera… Action! Hanukkah on the Big Screen
Bustle: These Hanukkah Movies Prove Christmas Shouldn't Have All the Fun
Hollywood Reporter: The Hebrew Hammer Returns to Fight Hitler -- and Americans' 'Cuddly Racism'

---

[i] https://www.vanityfair.com/culture/2010/12/beyond-bad-santa-eight-more-classic-holiday-movies
[ii] https://www.nytimes.com/interactive/2014/11/02/movies/classic-holiday-movies.html?ref=moviesspecial
[iii] https://www.boston.com/uncategorized/noprimarytagmatch/2012/12/05/top-50-holiday-movies-of-all-time?pg=4
[iv] http://content.time.com/time/specials/packages/article/0,28804,2037530_2037533_2037535,00.html
[v] https://austinfilmfestival.com/festival-and-conference/2014/11/01/2014-winners/
[vi] https://www.statista.com/statistics/259987/global-box-office-revenue/
[vii] http://www.mpaa.org/wp-content/uploads/2017/03/MPAA-Theatrical-Market-Statistics-2016_Final.pdf
[viii] http://www.ifta-online.org/what-independent
[ix] https://www.culturalweekly.com/sundance-infographic-2016-ample-distribution-paltry-deals-and-the-cost-of-piracy/
[x] http://www.boxofficemojo.com/movies/?id=hebrewhammer.htm
[xi] http://www.the-numbers.com/movie/Hebrew-Hammer-The#tab=summary
[xii] http://www.hollywoodreporter.com/news/hebrew-hammer-returns-fight-hitler-408957
[xiii] http://www.boxofficemojo.com/movies/?id=blackdynamite.htm
[xiv] http://www.nytimes.com/2009/10/11/movies/11wein.html?_r=0
[xv] http://www.indiewire.com/2012/06/watch-the-trailer-for-adult-swims-animated-spin-off-of-black-dynamite-46373/
[xvi] http://www.imdb.com/title/tt4176826/
[xvii] http://www.boxofficemojo.com/movies/intl/?page=&id=_fERISTWIEDERDA01
[xviii] http://www.imdb.com/title/tt4176826/companycredits
[xix] http://www.boxofficemojo.com/movies/?id=inglouriousbasterds.htm
[xx] http://www.imdb.com/title/tt0361748/awards
[xxi] http://www.boxofficemojo.com/studio/chart/?studio=orion.htm
[xxii] http://www.imdb.com/title/tt0096928/?ref_=nv_sr_1
[xxiii] http://ew.com/tv/2017/02/10/keanu-reeves-teases-bill-ted-3-details/

EXHIBIT C
Financing Agreement

FINANCING AGREEMENT

The following agreement (the "**Agreement**"), dated as of _____________, 2017, sets forth the understanding between Hammering Hebrew LLC ("**Producer**"), on the one hand, and _______________ ("**Financier**"), on the other hand, in connection with Financier's provision of funds to Producer for the purpose of producing, completing and delivering the motion picture presently entitled "Hebrew Hammer 2" (the "**Picture**"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. Financier Funds.

1.1 Subject to the terms and conditions of this Agreement, Financier agrees to provide Producer with ___________________ Dollars ($__________________) (the "**Financier Funds**"), which Financier Funds will be applied toward the production budget of the Picture.

1.2 Producer will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "**Additional Funds**") from third party equity financiers (the "**Additional Equity Financiers**") and other sources (together, the "**Additional Financiers**").

2. Adjusted Gross Proceeds.

2.1 Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

(i) First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as Financier has received an amount equal to one hundred fifteen percent (115%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds; and

(ii) following such time, if ever, as Financier has recouped an amount equal to one hundred fifteen percent (115%) of the Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Proceeds**", and shall be paid as follows: (a) fifty percent (50%) to Producer ("**Producer's Net Proceeds**"); and (b) fifty percent (50%) to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

2.2 As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, merchandising or from any other sources derived from the Picture, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross

Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3. Copyright. As between Producer and Financier, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4. Risk of Investment. Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Company's Form C Offering Statement, a copy of which has been made available to the Financier.

5. Control. As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6. Financier’s Representations, Warranties and Indemnities.

(a) Financier hereby represents and warrants that: (i) Financier has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Financier has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Financier’s ability to perform its obligations hereunder; (iii) Financier has read and evaluated the merits and risks of the prospective investment in the Picture (including those described in Paragraph); (iv) Financier has obtained, to the extent Financier deems necessary, Financier’s own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Financier’s financial condition and investment needs; (v) Financier and/or Financier’s advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Financier and/or Financier’s advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Financier’s satisfaction; (vii) except as set forth above, Financier has relied solely on the information contained in this Agreement, and Financier has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Financier has no intention of selling or otherwise transferring or assigning Financier's interest in this production as set forth herein, and that Financier is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

(b) Financier shall indemnify, defend (at Producer’s election), and hold harmless Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys’ fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Financier herein.

(c) The provisions of this Paragraph 6 will survive termination of this Agreement.

7. Producer’s Representations, Warranties and Indemnities.

(a) Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

(b) Producer shall indemnify, defend (at Financier’s election), and hold harmless Financier from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys’ fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

(c) The provisions of this Paragraph 7 will survive termination of this Agreement.

8. Publicity. Financier shall not have the right to issue any press releases or any other publicity with regard to the Picture.

9. Assignment. Financier shall not have the right to assign its rights or obligations hereunder and any purported assignment shall be null and void.

10. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier

service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to James Finney Media Law, 14559 Hesby St, Sherman Oaks, CA 91403-1712, Attention: James Finney, Esq.

11. Miscellaneous.

(a) It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

(b) The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

(c) Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Producer may disclose the terms hereof to the financiers and distributors of the Picture.

(d) This Agreement shall be governed by the laws of the State of New York applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in the State of New York, County of New York to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

(e) This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

(f) In the event that Financier should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

(g) Financier agrees that under no circumstances shall Financier have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

(h) In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

(i) This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

___________________________	[FINANCIER]
By:__________________________ Authorized Representative	By:_________________________ Authorized Representative

EXHIBIT D
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Hammering Hebrew LLC
7215 Hillside Ave, 2
Los Angeles, CA 90046

Ladies and Gentlemen:

The undersigned understands that Hammering Hebrew LLC, a Limited Liability Company organized under the laws of Nevada (the "Company"), is offering up to $1,070,000.00 of Revenue Participation Rights (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 10, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 9, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Nevada, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Nevada which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	7215 Hillside Ave, 2, Los Angeles, CA 90046 Attention: Jonathan Kesselman
with a copy to:	Attention: Robin Sosnow, Esq. Law Office of Robin Sosnow, PLLC 114 E 25th Street Street New York, NY 10010 E-mail: robin@jobsactlawyer.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By____________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By____________________ Name: Title:

State/Country of Domicile or Formation: ____________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Hammering Hebrew LLC
By____________________ Name: Title:

EXHIBIT E
Investor Pitch Deck

THE HEBREW HAMMER VS HITLER

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Warning: The following presentation contains potentially offensive language.

THE HEBREW HAMMER

OFFICIAL SELECTION SEATTLE INTERNATIONAL FILM FESTIVAL

OFFICIAL SELECTION 2003 SUNDANCE FILM FESTIVAL

OFFICIAL SELECTION Jerusalem Film Festival

BAFICI Buenos Aires International Festival of Independent Cinema OFFICIAL SELECTION

"A good natured Judaic spin on the 70's Blaxploitation genre, the 'Hammer' owes much to Mel Brooks and to the 'Naked Gun,' 'Airplane!,' 'Austin Powers' tradition of broad comedy...infectiously silly."

David Rooney

VARIETY

"Hysterical...a four-Oy rating."

Matthew Gilbert

The Boston Globe

"★★★½"

Greg Dean Schmitz

YAHOO! MOVIES

"Wickedly funny."

Steven Rea

The Miami Herald

"Even a gentile can appreciate the witty wordplay and visual puns flying off the screen at a mile a minute."
Annlee Ellingson, Box Office Magazine

"I rarely get to the point of tears in my eyes from laughing at a film but I did with this. It's so seditious, so beautifully timed, so clever and so nicely performed for real."
Margaret Pomeranz, The Movie Show

"One of the best Jewish comedies of the past ten years, blending smart satire with a barrage of just-plain-stupid sight gags to winning effect."
Caroline Westbrook, Jewish.co.uk

"What is startling about "The Hebrew Hammer" is not just how good — and how continuously funny — it is, but how long it took to have a film like this made. Kesselman has not only produced a great comedy, but has elicited truly great comic performances from his actors"
Jewish Daily Forward


PART MAN.
PART STREET.
100% KOSHER.
THE SYNOPSIS

Who's the certified circumcised private dick that's a sex machine to all the chicks? Meet Semitic Super Stud, Mordechai Jefferson Carver, a.k.a. the Hebrew Hammer (Adam Goldberg).

When a psychotic Santa (Andy Dick) tries to destroy Chanukah by hypnotizing Jewish children with bootlegged copies of the Christmas classic "It's a Wonderful Life," it's up to the Hebrew Hammer to save the day. Together with Mohammed (Mario Van Peebles), head of the Kwanzaa Liberation Front, the Hammer takes no prisoners in this quest to hunt down the renegade Santa and make the holiday season safe for all!


COMEDY CENTRAL
COMEDY CENTRAL presents
THE HEBREW HAMMER
PART MAN. PART STREET. 100% KOSHER.
"...wickedly funny..." Steven Rea, The Miami Herald
"...hysterical... a four-Oy rating..." Matthew Gilbert, The Boston Globe

Principal Cast

ADAM GOLDBERG   JUDY GREER   ANDY DICK MARIO VAN PEEBLES   PETER COYOTE   TONY COX

Writer / Director

JONATHAN KESSELMAN

Producers

LISA FRAGNER   JOSH KESSELMAN   SOFIA SONDERVAN

Executive Producers

EDWARD R. PRESSMAN   JOHN SCHMIDT

Associate Producers

ISEN ROBBINS   AIMEE SCHOOF

Budget

$ 1.3m



BECOMING A CULT CLASSIC: POPULARITY

"The Hebrew Hammer" premiered at the Sundance Film Festival in 2003 before being released in a limited number of independent theaters in the U.S. and abroad. However, it made its biggest impact on audiences who mainly saw it for five years of airings on the Comedy Central network in the United States. As it's popularity grew it was chosen by The Boston Globeas one of the best holiday movies of all time.*

VANITY FAIR

THE HOLLYWOOD BLOG

3:45 PM, DECEMBER 17 2010

Beyond *Bad Santa*, Eight More Classic Holiday Movies

by Marc Spitz

The Hebrew Hammer (2003) Basically a single improbably resilient, politically incorrect joke stretched over an hour and 30 minutes. Bearded hipster actor Adam Goldberg plays the Jewish Blacksploitation-style crime fighter Mordechai Jefferson Carver ("Shabbat Shalom, mama."), a.k.a. the Hebrew Hammer. Andy Dick is a psychotic Santa imposter out to destroy Hanukkah. You'll ask yourself why Judy Greer isn't a bigger star, and whether Peter Coyote and Nora Dunn are really Jewish.


GENTILE INVADERS
= 10 MATZO BALLS
= 20 MATZO BALLS
= 30 MATZO BALLS
= LOTS OF MATZO BALLS
PLAY GENTILE INVADERS
VIEW HI SCORES

The Boston Globe

Top 50 holiday movies of all time

48. (tie) "A Rugrats Chanukah" (1996)/ "The Hebrew Hammer" (2003)

Two wildly different Hanukkah movies tied for 48th on our readers' list. The "Rugrats" gang occupies the roles of all the characters in the story of the Jewish holiday. In the comedy "The Hebrew Hammer," Adam Goldberg (right) is on a mission to rescue the holiday after Santa Claus's son (played by Andy Dick) takes control of it.



Strand Releasing



*https://www.boston.com/uncategorized/noprimarytagmatch/2012/12/05/top-50-holiday-movies-of-all-time?pg=4



REACHING A NEW AUDIENCE: DISTRIBUTION

In 2003, Comedy Central purchased TV rights for "The Hebrew Hammer" for five years where it went on to gain a cult fan base after being played heavily on the network. The network screened the movie six times prior to its limited theatrical release (eight screens).

Paramount Home Video nationally released a DVD of the movie in 2004.

In the years since initial release, "The Hebrew Hammer" has been available to view on popular home streaming services, such as Netflix and Hulu, where it has been listed as a top comedy recommendation and reached a new audience.

"The Hebrew Hammer" was sold to a large number of foreign territories for theatrical and DVD release including the UK, Europe, Canada, South America, Australia, Israel, and Africa.


ADAM GOLDBERG IS...
THE HEBREW HAMMER
"A DAMN FUNNY MOVIE"
"...IT'S KOSHER, BABY."
15
PART MAN. PART STREET. 100% KOSHER.






THE HEBREW HAMMER
PART MAN. PART STREET. 100% KOSHER.
movie of the Day
Holiday Edition

JUST WHEN
YOU THOUGHT
IT WAS SAFE
TO GO BACK
TO THE
SYNAGOGUE



THE MENSCH IN BLACK IS BACK: CROWDFUNDING

Ten years after cult classic "The Hebrew Hammer" exploded onto screens around the world, writer and director Jonathan Kesselman penned the much-anticipated sequel: "The Hebrew Hammer vs. Hitler." "The Hebrew Hammer" was a big comedy with a little budget but a whole lot of ideas. The sequel is bigger, better, and baaader. With no further a-Jew, it's Hammer time again!


JUST WHEN YOU THOUGHT IT WAS SAFE TO GO BACK TO THE SYNAGOGUE
THE HEBREW HAMMER
VS
HITLER

In late 2012 "The Hebrew Hammer vs. Hitler" began an online crowdfunding campaign to begin pre-production on the sequel. Donations, helped by celebrity support and a dedicated social media campaign, exceeded expectations, raising just over $55,000.* Hammer fans across the globe contributed, such was their desire to see Mordechai Jefferson Carver back on screen.

As a way to help raise awareness of the crowdfunding campaign, Jonathan Kesselman turned to his mother, Sandra, who featured heavily in a series of YouTube videos. Fans who remember Sandra's unique DVD commentary on the original movie were not disappointed!



The crowdfunding campaign was featured in many major news outlets including Entertainment Weekly, Salon.com, The Wall Street Journal, The A.V. Club, The Hollywood Reporter, Yahoo Movies, and The Wrap, among many others. For a day, the campaign was one of the top trending news stories on Yahoo News and even reached overseas, with the biggest Israeli Paper (Israel hayom) and prime time nightly news network (Channel 2) covering the story.

*https://www.jewcer.org/project/the-hebrew-hammer-vs-hitler/

WHY HAMMER VS HITLER: AWARENESS

The original movie is truly a cult classic as well as a cult holiday classic. It has been seen by millions. You can go anywhere in the country and many people either have seen the film or have heard of it. Over the years, "The Hebrew Hammer" was written up by the New York Times, Time Magazine, the Boston Globe, and Vanity Fair on their holiday film lists. From just the crowdfunding campaign, major news outlets picked up the story.



The New York Times
The Ones I Used to Know
Some of the Hollywood gifts that you never return.
The Hollywood Reporter
The Hebrew Hammer Returns to Fight Hitler -- and Americans' 'Cuddly Racism'
EW.com
Inside Movies
Movie news and scoop, plus what's coming soon
The Hebrew Hammer is back! Adam Goldberg talks about the sequel, facing Hitler (and Mel Gibson?)
by Solvej Schou
JUST WHEN YOU THOUGHT IT WAS SAFE TO GO BACK TO THE SYNAGOGUE
YAHOO! MOVIES
MOVIEtalk
'The Hebrew Hammer vs. Hitler' announced
SALON
"The Hebrew Hammer": The baddest Jew in the whole damn town!

WHY HAMMER VS HITLER: SCRIPT / STORY

The second film is both bigger and funnier than the first, adding a high-concept time travel element to the proceedings. Think of it as "History Of The World" meets "Bill & Ted's Excellent Adventure."


MEL BROOKS'
HISTORY
OF THE
WORLD


History is about to be rewritten by two guys who can't spell.
Bill & Ted's
EXCELLENT
adventure



WHY HAMMER VS HITLER: THE SYNOPSIS

Just when you thought it was safe to go back to the synagogue, the mensch in black is back!

When Hitler gets his hand on Time Sukkah technology™ and begins rewriting Jewish History, Mordechai Jefferson Carver (a.k.a. the Hebrew Hammer) and Mohammed Ali Paula Abdul Rahim (a.k.a. Mo) set out through time to stop him. Can the Hammer and Mo prevent Hitler from un-inscribing the Jewish people from the book of life?

Cast Attachments

ADAM GOLDBERG JUDY GREER

Writer / Director

JONATHAN KESSELMAN

Producers

ADAM GOLDBERG JONATHAN KESSELMAN HARRISON HUFFMAN

ADAM GOLDBERG

HAMMER / MORTON
Actor/Producer



Since 1992, after landing a career-launching role in Richard Linklater's classic ode to '70s high school, "**Dazed and Confused**," Goldberg has managed to bounce with ease between roles in blockbuster movies, Oscar® winners, and sleeper independent films alike. Notably, a wrenching turn as a doomed soldier in Steven Spielberg's Oscar winning "**Saving Private Ryan**," with Tom Hanks; a scientist classmate and friend of Russell Crowe's character in Ron Howard's Oscar-winning "**A Beautiful Mind**"; a slacker in Linklater's "**Waking Life**"; a zombie henchman of Christopher Walken's angel Gabriel in Gregory Widen's "**The Prophecy**"; the voice of a Jack Russell terrier in George Miller's "**Babe: Pig in the City**"; a physicist in the Tony Scott thriller "**Déjà Vu**," opposite Denzel Washington and Jim Caviezel; the hero of Jonathan Kesselman's Jewsploitation comedy "**The Hebrew Hammer**"; a speed freak in D.J. Caruso's drug noir "**The Salton Sea**," with Val Kilmer; Jack in the sleeper hit, "**Two Days in Paris,**" opposite Julie Delpy; and a tortured musician in "**Untitled**," opposite Marley Shelton, among many others.

Goldberg had three independent films opening in 2016. He starred in "**Rebirth**" for Netflix and appeared in the films "Between Us" with Ben Feldman and Olivia Thirby and "**Going Under**" with Bruce Willis.

Goldberg is also a filmmaker in his own right, having written, directed, co-edited, produced, and starred in his first film, "**Scotch and Milk,**" which made its debut in 1998 at the Los Angeles Independent Film Festival. The film went on to be shown at festivals worldwide and was featured on the Sundance Channel series "**10 Best Films You May Never Have Seen**."

Goldberg co-wrote and directed his second feature, "**I Love Your Work**," which was produced through his production company and released by Think Film in 2005. The film, which starred Giovanni Ribisi, Franka Potente, Christina Ricci, and Joshua Jackson with cameos by Vince Vaughn and Elvis Costello, is about the gradual meltdown of a movie star. Goldberg also composed the film's original music with The Flaming Lips' Steven Drozd. In addition, Goldberg directed, co- edited, and produced the comic documentary short, "**Running with the Bulls**" for the Independent Film Channel and has directed several music videos.



"No Way Jose" his third feature as a filmmaker which he wrote, directed, produced, and starred in was released in the summer of 2015. In this coming-of-middle-age comedy, Goldberg plays Jose Stern, an erstwhile indie-rocker on the verge of turning 40, relegated to playing children's birthday parties and who has just been kicked to the curb by his fiancé. The film also stars Ahna O'Reilly, Emily Osment, Gillian Jacobs, and Pat Healy. He recently completed a role in the independent film "The Force," opposite Ben Feldman and Olivia Thirlby, and the Bruce Willis film "**Once Upon a Time in Venice.**"

With roles ranging from comedic turns as the deranged 'Eddie' from "**Friends,**" a hapless townie on "**My Name Is Earl,**" and a hilarious arc as an overeager Medellin producer on "**Entourage**," to dramatic turns on everything from "ER" to "Medium" as well as starring as Detective Eric Delahoy, a cop with a brain tumor in the ABC series **"The Unusuals,"** and an acclaimed portrayal of a hitman named **Mr. Numbers** on FX's award-winning series "**Fargo,**" Adam Goldberg is no stranger to television. He most recently co-starred in TV Land's "**The Jim Gaffigan Show**" alongside Jim Gaffigan, Ashley Williams, and Michael Ian Black.

Goldberg is a musician who has released three acclaimed **psych-pop** records under the moniker The Goldberg Sisters. He has collaborated with the likes of Steven Drozd from The Flaming Lips and Aaron Espinoza of Earlimart. The Goldberg Sisters' most recent offering, "**Stranger's Morning**," was produced and performed entirely by Goldberg.

Goldberg is also a photographer who utilizes a variety of vintage analog cameras and film stocks.



JUDY GREER

ESTHER / CINDY
Actor

Judy Greer's career in both film and television has been prolific, as she has appeared in over 80 roles to date. She starred in the FX comedy series "**Married**" opposite Nat Faxon, and also appeared in Marvel's **"Ant Man"**opposite Paul Rudd, and starred in Jamie Babbit's indie"**Cleveland**." She shot Fox's sequel to "**Planet Of The Apes"** for director Matt Reeves and wrote her first book "**I Don't Know Where You Know Me From**." She continues to voice the role of Cheryl on FX's award-winning animated secret agent spoof "**Archer**," now going into its eighth season. She also shot Jason Reitman's "**Men Women And Children**" in Austin, Texas.

Judy was in MGM's update of Brian DePalma's classic "**Carrie**," in which she appeared alongside Julianne Moore and Chloe Grace Moretz for director Kimberly Peirce. Judy also made her Broadway debut opposite Katie Holmes in "**Dead Accounts**." She reprised her role as Kitty Sanchez, George Bluth (Jeffrey Tambor)'s assistant/girlfriend in the fourth season of cult classic "**Arrested Development**" on Netflix.

Judy's film work also includes Fox Searchlight's Academy Award-winning "**The Descendents**," directed by Alexander Payne and starring George Clooney, as well as Jay and Mark Duplass' "**Jeff Who Lives At Home**," in which she starred opposite Ed Helms and Jason Segel. Her film credits include Robbie Fox's dramedy "**Playing The Field**," Barry Blaustein's "**Peep World**," Magnolia Pictures' "**Barry Munday**," and Ed Zwick's "**Love And Other Drugs**," in which she appeared opposite Anne Hathaway and Jake Gyllenhaal. Most recently, she can be seen in "**Wilson**," starring Woody Harrelson, Cheryl Hines, and Laura Dern. This is only a small sample of Judy's extensive film work.

Judy is no stranger to the small screen either, having appeared in a multi-episode arc on "**Two And A Half Men**" and a recurring role on the aforementioned "**Arrested Development**." Her additional television credits include the ABC comedy "**Miss Guided**" as well as CBS's "**Mad Love**" opposite Sarah Chalke and Tyler Labine. Her guest appearances include "**Modern Family," "How I Met Your Mother," "The Big Bang Theory," "It's Always Sunny In Philadelphia**," and "**Californication**," just to name a few.

Most recently, she helmed her first feature film "**A Happening Of Monumental Proportions**." Written by Gary Lundy, "**A Happening Of Monumental Proportions"** stars Common, Bradley Whitford, Allison Janney, Jennifer Garner, Anders Holm, Nat Faxon, Rob Riggle, Katie Holmes, and Storm Reid, to name a few. Produced by Principato-Young Entertainment and Depth of Field, this dark comedy will be released in 2017.

JONATHAN KESSLEMAN

WRITER / DIRECTOR/PRODUCER


RADIOJAVA
AMERIKAN
© Photo-Baker

Jonathan launched his career writing and directing **"The Hebrew Hammer"** in 2003 to international acclaim with its world premiere at the Sundance Film Festival. It later played a number of international festivals before being picked up for theatrical distribution (Chanukah, 2003) by Strand Releasing in conjunction with **Comedy Central** and **Paramount Home Video**. On holiday movie lists by the **New York Times, Vanity Fair, Boston Globe, and Time Magazine,** the "Hebrew Hammer" was aired on Comedy Central for five years after the television rights were sold to the major cable network.

Jonathan's newest feature film **"Jimmy Vestvood: Amerikan Hero,"** starring Maz Jobrani and John Heard, had its world premiere at the 2014 Austin Film Festival, where it won both the **Comedy Vanguard Award** and the Audience Award.* Jimmy was released theatrically in the U.S. on May 13, 2016, and ran for five months across the country. Jimmy has since been picked up for distribution around the world and can currently be see in: Africa, Poland, India, Latin America, the Middle East, Turkey, Germany, Italy, Benelux, Switzerland, China, Australia, New Zealand, Russia and the Ukraine, Indonesia, and Yugoslavia. Jimmy had its cable release on Showtime in 2017. Most recently, Jonathan wrote and directed second unit for Oscar®-winning director Ang Lee on the film **"Billy Lynn's Long Halftime Walk."**

Jonathan has been a **screenwriter for: 20th Century Fox, Paramount Pictures, Nickelodeon, Disney, Disney XD, Sony Pictures, Blue Sky Studios™, MTV, Comedy Central studios, the Irish Film Board,** and **WWE®**(yes, it's fake). He has also worked as a **commercial director** with such clients as **Nintendo®, Red Mango®, Irish Rail, DDBRX,AmericanMediaInc.,** and the **Mr.Olympia** contest. His short film work includes several exclusives for Will Ferrell's Funny Or Die website, including **"Arts&Crafts,"** starring Josh Cooke and Rob Benedict; **"Roasted:AmericaUndertheInfluence"**; **"SexyDaddy,"** starring Dave Foley and written by Dave and Kevin McDonald of The Kids In The Hall; and **"RealisticBlackMirror,"** written by Rob Kutner and starring Henry Zebrowski and Adam Pally.

Born and raised in Los Angeles, Kesselman received his bachelor's degree from the University of Colorado, graduating Magna Cum Laude in Psychology with an emphasis in Neuroscience. He received his master's degree in Film Production from the University of Southern California School of Cinema/Television in 2001. Jonathan taught 'Writing Comedy for Film and Television' at Yale University.

*https://austinfilmfestival.com/festival-and-conference/2014/11/01/2014-winners/



HARRISON HUFFMAN

PRODUCER

Harrison has collaborated with some of the most acclaimed and successful filmmakers in the world, including **Ang Lee, Peter Berg, Spike Lee, and Rob Reiner**. He was born and raised in Houston, Texas, and went on to study Cinematography at Stephen F. Austin State University. Some of his film credits include "**Bad Moms," "Pitch Perfect," "Mudbound," "Deepwater Horizon," and the upcoming "Assassination Nation."**


The mensch in black is back...
The
Hebrew
Hammer
vs HITLER
and this time
he's making history.*
* pending any lower back issues

EXHIBIT F

Video Transcript 1

**The following transcript contains potentially offensive language.*

Adam Goldberg: Shabbat shalom motherfuckers. And scene. Hi there, I'm actor Adam Goldberg and when I'm not playing the Hebrew Hammer, I enjoy spending my free time making promotional videos for crowdsourcing campaigns, to play the Hebrew Hammer. Hey Judy, you still there?

Judy Greer: I sure am!

Adam Goldberg: Hey, good to see you, Judy.

Judy Greer: Hi! I'm actor Judy Greer and I'm here to ask you to invest in our movie, the sequel to The Hebrew Hammer, Hebrew Hammer Versus Hitler. Because giving it to the man and fucking up the program, requires a lot of shekels.

Adam Goldberg: How many shekels we talking about actress Judy Greer?

Judy Greer: Can you please not call me that?

Adam Goldberg: Absolutely.

Judy Greer: Thanks, and it's so weird that you'd ask Adam, because I was literally just making a line item budget converting Israeli shekels to American dollars, and it looks like it's going to cost approximately $3 million.

Adam Goldberg: Wow, that is a lot of shekels. Certainly, there's got to be a less traditional, more democratized way of raising money for such a film?

Judy Greer: Hmm [gasps] what about equity crowdfunding?

Adam Goldberg: Equity crowdfunding? I like it. What is it?

Judy Greer: Thanks for asking Adam. Well you've heard of Indiegogo and crowdfunding, right? Well a lot of great great films were made this way and last year laws changed making equity crowdfunding possible.

Adam Goldberg: Wow! Tell me more.

Judy Greer: Okay. Equity crowdfunding makes it possible for you, the person I am pointing at through your computer monitor, to be a partner in this film.

Adam Goldberg: So let me get this straight, instead of just getting rewards for contributions to a film, you can now invest and have a stake in and ownership of that film, so if the film does well,

which, it will- come on, we all know how Jews are with money- then you too will share in the backend profits?

Disclaimer reads “This statement is sarcastic in nature and offers no assurances for the movie’s financial success”

Judy Greer: Yeah. Adam, why don’t you tell our future investors why this movie’s so important to you.

Adam Goldberg: Okay Judy, that’s that’s not a bad idea. Well you know, ever since Donald Trump was elected President, I’ve been receiving tweets of two varieties. Variety A, hey Jew, we’re preparing an oven for you. Variety B, where’s the Hebrew Hammer? We need him now more than ever. Well, I don’t like to cook much and I do a lot of take out. So I’m going to go with Variety B, bringing the Hebrew Hammer back. So folks, it’s time to put your money where your tweets are, I’ve been seeing those tweets.

Judy Greer: To summarize, use your dollars to stick it to the man. Help us make the Hebrew Hammer sequel, Hebrew Hammer Versus Hitler, and make the world a better place.

Adam Goldberg: Solid.

“Fight the Power” plays in background

[Blows horn]

EXHIBIT G

Video Transcript 2

**The following transcript contains potentially offensive language.*

Screen: January 20th, 2009

24th of Tevet, 5769

Barack Obama on TV: We are a nation of Christians and Muslims, Jews and Hindus. We cannot help but believe that the old hatreds shall someday pass. That as the world grows smaller, our common humanity shall reveal itself and that America must…

Adam Goldberg: Huh, oh, change, I guess my work here as the ultimate Jewish crime fighter here is done.

Judy Greer: What?

Adam Goldberg: What? What? Why is it always what, ever since we got married?

Judy Greer: Because ever since we got married, you've been in another room!

Adam Goldberg: She's got a point there.

Judy Greer: What?

Adam Goldberg: [inaudible noise] I said, now that a member of the tribe is the leader of the free world, the Hebrew Hammer can finally retire.

Judy Greer: But he's black!

Adam Goldberg: Black, Jewish, it's the same difference, I mean we're both repressed people who like overcooked chicken and have disturbingly close relationships with their mothers.

Judy Greer: So what now, do we retire in Boca Raton?

Adam Goldberg: We're trafficking in Jewish stereotypes, we retire to Boca Raton, Florida, but no, I'm done with all that, I'm hanging up the suit and we're going to Albuquerque, New Mexico.

Judy Greer: That is an oddly specific choice.

Adam Goldberg: So you in?

Judy Greer: Absolutely, no fucking way, not in a million years, no!

Adam Goldberg: Okay, suit yourself mama, wander in the desert alone, like Moses and the Israelites before me.

Judy Greer: [mocking him in the background] You won't last.

**Music begins playing*

Adam Goldberg: [sigh] that is some good schvitz, I think Moses and the Israelites really had the right idea. Holy shit that is a good band name. Note to self...

Recorder: pick up a tube of …hydrocortisone.

Adam Goldberg: Shit. Mm. Ahh. This retirement thing is really agreeing with me man. I'm feeling so relaxed and apathetic, I feel like I can fall asleep forever in this tiny crocodile pool.

**Begins snoring*

**Phone rings*

Adam Goldberg: Hammer here.

Judy Greer: Hammer, it's Esther. Where have you been?

Adam Goldberg: I think I might have nodded off a little bit.

Judy Greer: Well you're not the only one. Mordy, there's something you have to see, are you near a television?

Adam Goldberg: Eh, ish.

Judy Greer: Just get near a TV!

Adam Goldberg: Alright... Okay mama, I'm at the boob tube.

Judy Greer: Okay, so I edited together 8 years of tiVo news footage into a quick, easily digestible montage.

Adam Goldberg: Solid. Wait a minute, how'd you hack into my tiVo?

Judy Greer: Mordy, I'm in the next room. I was worried about you so I came here to check on you. We've been together for a month already.

Adam Goldberg: Man, those [inaudible] wine coolers are no joke. How you doin honey?

Judy Greer: Hi! Now will you just push the play button already. The fate of the free world hangs in the balance.

Adam Goldberg: Alright! Alright already. [laughs] I like this guy, he's from the meatloaf show. What's he doing? Oh ha ha ha.

Donald Trump on TV: I mean first of all, this guy's a choke artist, and this guy's a liar. He would take his pants off and moon everybody. He referred to my hands, if they're small, something else must be small, I guarantee you there's no problem, I guarantee you.

Adam Goldberg: This is what you're worried about? I mean, you don't think this guy stands a chance in holy hell of becoming president do you?

Judy Greer: Yeah, I actually do.

Adam Goldberg: Oh honey, you're adorable, I mean really, there's not a screenwriter in the world that can concoct something this ridiculous. I mean it's just inanely stupid, I mean it's just fucking absurd.

Donald Trump on TV: So help me God.

Adam Goldberg: [drops phone] Holy shit.

Judy Greer: Mordy, it gets much, much worse.

Donald Trump on TV: They're bringing crime, they're rapists, and some I assume are good people.

Adam Goldberg: What?

Donald Trump on TV: Build that wall! Build that wall! You could see there was blood coming out of her, wherever. You can do anything, grab them by the pussy. Complete shutdown of Muslims entering the United States.

Reporter on TV: A star that is the shape of the star of David…

Reporter on TV: Retweeted someone who claims to live in Jewmerica.

Donald Trump on TV: I am the least anti-Semitic person that you've ever seen in your entire life. Quiet, quiet, quiet.

Adam Goldberg: Oh no he just didn't.

Judy Greer: Oh yes he just did. So what are you going to do about it, Hammer?

Adam Goldberg: I'm thinking. Now I'm hyperventilating. I'm thinking again. Okay, now I've got it.

**music plays*

Adam Goldberg: A waste of closet space.

Adam Goldberg: Shabbat shalom motherfuckers. And scene. Hi there, I'm actor Adam Goldberg and when I'm not playing the Hebrew Hammer, I enjoy spending my free time making promotional videos for crowdsourcing campaigns, to play the Hebrew Hammer. Hey Judy, you still there?

Judy Greer: I sure am!

Adam Goldberg: Hey, good to see you, Judy.

Judy Greer: Hi! I'm actor Judy Greer and I'm here to ask you to invest in our movie, the sequel to The Hebrew Hammer, Hebrew Hammer Versus Hitler. Because giving it to the man and fucking up the program, requires a lot of shekels.

Adam Goldberg: How many shekels we talking about actress Judy Greer?

Judy Greer: Can you please not call me that?

Adam Goldberg: Absolutely.

Judy Greer: Thanks, and it's so weird that you'd ask Adam, because I was literally just making a line item budget converting Israeli shekels to American dollars, and it looks like it's going to cost approximately $3 million.

Adam Goldberg: Wow, that is a lot of shekels. Certainly, there's got to be a less traditional, more democratized way of raising money for such a film?

Judy Greer: Hmm [gasps] what about equity crowdfunding?

Adam Goldberg: Equity crowdfunding? I like it. What is it?

Judy Greer: Thanks for asking Adam. Well you've heard of Indiegogo and crowdfunding, right? Well a lot of great great films were made this way and last year laws changed making equity crowdfunding possible.

Adam Goldberg: Wow! Tell me more.

Judy Greer: Okay. Equity crowdfunding makes it possible for you, the person I am pointing at through your computer monitor, to be a partner in this film.

Adam Goldberg: So let me get this straight, instead of just getting rewards for contributions to a film, you can now invest and have a stake in and ownership of that film, so if the film does well, which, it will- come on, we all know how Jews are with money- then you too will share in the backend profits?

Disclaimer reads “This statement is sarcastic in nature and offers no assurances for the movie’s financial success”

Judy Greer: Yeah. Adam, why don’t you tell our future investors why this movie’s so important to you.

Adam Goldberg: Okay Judy, that’s that’s not a bad idea. Well you know, ever since Donald Trump was elected President, I’ve been receiving tweets of two varieties. Variety A, hey Jew, we’re preparing an oven for you. Variety B, where’s the Hebrew Hammer? We need him now more than ever. Well, I don’t like to cook much and I do a lot of take out. So I’m going to go with Variety B, bringing the Hebrew Hammer back. So folks, it’s time to put your money where your tweets are, I’ve been seeing those tweets.

Judy Greer: To summarize, use your dollars to stick it to the man. Help us make the Hebrew Hammer sequel, Hebrew Hammer Versus Hitler, and make the world a better place.

Adam Goldberg: Solid.

“Fight the Power” plays in background

[Blows horn]